FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 September 2011

HSBC TO SELL FULL-SERVICE INVESTMENT ADVISORY BUSINESS OF HSBC SECURITIES (CANADA) INC.

HSBC Holdings plc, through its wholly-owned subsidiary HSBC Bank Canada, has agreed to sell the full-service investment advisory business of HSBC Securities (Canada) Inc. ("the Business") to a wholly-owned subsidiary of National Bank of Canada ("National Bank"). As at 31 August 2011, the gross assets of the Business were C$199.3m and assets under administration of the Business were C$14.2bn.

The agreed purchase price for the Business, payable in cash, is C$206m, subject to adjustment for the value of working capital of the Business as at closing. The price is also subject to adjustments to reflect loss of business due to attrition of investment advisors prior to closing and during a post-closing period.

As part of the sale agreement, HSBC Bank Canada will refer clients with non-discretionary full-service retail brokerage needs to National Bank, and HSBC and National Bank will cooperate to serve the financial needs of mutual clients. The agreement also provides HSBC Securities (Canada) Inc. access to National Bank's retail brokerage network for equity and debt public offerings subject to certain terms and conditions.

The sale of the Business is in line with the strategy announced in May 2011 and the proceeds will be reinvested to grow the businesses of the Canadian bank which are fully aligned with our strategy. HSBC Bank Canada will focus on its competitive strengths, seeking to expand its commercial banking business, particularly in central Canada, and investing in its global banking and markets, and retail banking and wealth management businesses.

The transaction, which is subject to regulatory review and approval, is expected to close before 31 December 2011.

The full service investment advisory component of HSBC Securities (Canada) Inc. comprises some 120 investment advisors plus associated office managers, office administrators and sales staff.

Media enquiries to:

Ernest Yee	(604) 641-2973	ernest_yee@hsbc.ca
Sharon Wilks	(416) 868-3878	sharon_wilks@hsbc.ca

Notes to editors:

1.  HSBC Securities (Canada) Inc.
HSBC Securities (Canada) Inc. is a wholly-owned subsidiary of HSBC Bank Canada. HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has approximately 8,000 employees and more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada. For more information about HSBC Bank Canada Inc and its products and services, visit www.hsbc.ca.

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                        Date: 20 September, 2011